大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2002/UOB-A53/atl

27 December 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

UNITED OVERSEAS BANK COMMENCES RENMINBI BUSINESS IN SHENZHEN

Dear Sir

We enclose a copy of our News Release dated 27 December 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

dlw 1/14

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

United Overseas Bank Commences Renminbi Business in Shenzhen

UOB Shenzhen Branch now offers Renminbi banking services to foreign individuals, foreign enterprises and foreign joint venture companies

Singapore, 27 December 2002 – United Overseas Bank Limited ("UOB") is pleased to announce that its Shenzhen Branch has commenced Renminbi ("RMB") banking services.

Foreign individuals, foreign enterprises, as well as foreign joint-venture companies in China can look forward to a comprehensive range of products and services offered by UOB Shenzhen Branch. To provide better and more efficient service to its customers, UOB Shenzhen Branch has relocated to new premises. Contact details are as follows:

General Manager	: Mr Lim Tow Meng
Address	: Unit 2, G2 Floor Shun Hing Square Di Wang Commercial Centre 5002 Shennan Road East Shenzhen Postal Code 518008 The People's Republic of China
Telephone	: (86) 755-8246 1298
Facsimile	: (86) 755- 8246 3326
Email	: uob.shenzhen@UOBgroup.com

UOB Shenzhen Branch is the first Singapore bank to be awarded the RMB licence in Shenzhen, as well as the first among UOB's branches in China to offer RMB banking services. UOB currently has five branches in China (in Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen) and a Representative Office in Chengdu.

The expansion in the scope of UOB's banking business in China will allow us to provide a wider range of products and quality services to our customers who are investing in China. This is in line with UOB's strategy to focus on Greater China as one of the key growth areas of the Bank.

The UOB Group has an international network that currently comprises more than 245 offices in 18 countries and cities in the Asia-Pacific region, Western Europe and North America.

For more information, please contact:

Teo Suan Hwi
Corporate Affairs
Tel: (65) 6539 3972
Fax: (65) 6538 2559
Email: Teo.SuanHwi@UOBgroup.com

Evelyn Chng
International Branches
Tel: (65) 6539 2516
Fax: (65) 6533 1570
Email: Evelyn.ChngKH@UOBgroup.com